CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE SIX MONTHS ENDED JUNE 30, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Earnings from continuing operations	$58,965		$150,410
Income taxes	30,281		79,381
Earnings from continuing operations before income taxes	$89,246		$229,791
Fixed charges:
Interest	$39,901		$80,905
Amortization of debt expense, premium, net	1,557		3,088
Portion of rentals representative of an interest factor	245		488
Interest of capitalized lease	261		622
Total fixed charges	$41,964		$85,103
Earnings from continuing operations before income taxes	$89,246		$229,791
Plus: total fixed charges from above	41,964		85,103
Plus: amortization of capitalized interest	192		204
Earnings from continuing operations before income taxes and fixed charges	$131,402		$315,098
Ratio of earnings to fixed charges	3.13	X	3.70	X